Exhibit 8.1
HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

February 10, 2014

Investors Real Estate Trust
1400 31st Avenue SW
Suite 60
Minot, North Dakota  58701

Investors Real Estate Trust
Qualification as Real Estate Investment Trust

Ladies and Gentlemen:
We have acted as tax counsel to Investors Real Estate Trust, a North Dakota real estate investment trust (the "Company"), and IRET Properties, a North Dakota limited partnership (the "Operating Partnership"), in connection with the offer and sale, from time-to-time, of up to 1,768,239 common shares of beneficial interest, no par value, of the Company (the "Common Shares") issuable upon redemption of units of limited partnership interest in the Operating Partnership pursuant to a prospectus supplement filed on the date hereof (the "Prospectus Supplement") as part of a registration statement on Form S-3 (No. 333-189637) filed with the Securities and Exchange Commission on June 27, 2013 (the "Registration Statement"), with respect to the offer and sale, from time-to-time, of Common Shares, preferred shares of beneficial interest, no par value, and debt securities of the Company.  You have requested our opinion regarding certain U.S. federal income tax matters.

In giving this opinion letter, we have examined the following:
1.	the Company's Articles of Amendment and Third Restated Declaration of Trust, dated September 23, 2003, as amended (the "Articles of Incorporation");
2.	the Operating Partnership's Agreement of Limited Partnership (the "Operating Partnership Agreement") dated as of January 31, 1997, as amended;
3.	the Registration Statement, the prospectus (the "Prospectus") and the Prospectus Supplement filed as a part of the Registration Statement;
4.	the taxable REIT subsidiary ("TRS") elections for IRET-Westlake, Inc., LSREF Golden OPS 14 (WY), LLC and IRET – SH 1, LLC (collectively, the "IRET TRSs"); and
5.	such other documents or agreements as we have deemed necessary or appropriate for purposes of this opinion letter.
In connection with the opinions rendered below, we have assumed, with your consent, that:
1.	each of the documents referred to above has genuine signatures, has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;
2.
during the Company's and the Operating Partnership's taxable year ending April 30, 2014 and future taxable years, the representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company and in a certificate, dated the date hereof and executed by a duly appointed officer of the Operating Partnership (together, the "Officer's Certificates"), will be true for such years, without regard to any qualification as to knowledge and belief;

3.
the Company will not make any amendments to its organizational documents, the Operating Partnership Agreement, or the organizational documents of the IRET TRSs after the date of this opinion that would affect its qualification as a real estate investment trust (a "REIT") for any taxable year; and

4.
no action will be taken by the Company, the Operating Partnership, or the IRET TRSs after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the representations contained in the Officer's Certificates, without regard to any qualification as to knowledge and belief.  No facts have come to our attention that would cause us to question the accuracy and completeness of the representations in the Officer's Certificates.  Furthermore, where the representations in the Officer's Certificates involve terms defined in the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations thereunder (the "Regulations"), published rulings of the Internal Revenue Service (the "Service"), or other relevant authority, we have reviewed with the individual making such representations the relevant provisions of the Code, the applicable Regulations, the published rulings of the Service, and other relevant authority.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer's Certificates, and the discussions in the Prospectus and the Prospectus Supplement under the captions "Material Federal Income Tax Considerations" and "Additional Material Federal Income Tax Considerations" (which are incorporated herein by reference), and without further investigation, we are of the opinion that:
(a)            the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended April 30, 2010 through April 30, 2013, and the Company's organization and current and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ending April 30, 2014, and in the future; and
(b)            the descriptions of the law and the legal conclusions contained in the Prospectus and the Prospectus Supplement under the captions "Material Federal Income Tax Considerations" and "Additional Material Federal Income Tax Considerations" are correct in all material respects.
We will not review on a continuing basis the Company's compliance with the documents or assumptions set forth above, or the representations set forth in the Officer's Certificates.  Accordingly, no assurance can be given that the actual results of the Company's operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT.  Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this opinion letter or the Officer's Certificates.
The foregoing opinions are based on current provisions of the Code, the Regulations, published administrative interpretations thereof, and published court decisions.  The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification.  No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.
The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality.  We undertake no obligation to update the opinions expressed herein after the date of this letter.  This opinion letter speaks only as of the date hereof.  Except as provided in the next paragraph, this opinion letter may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.  We also consent to the references to Hunton & Williams LLP under the captions "Material Federal Income Tax Considerations" and "Legal Matters" in the Prospectus and "Legal Matters" in the Prospectus Supplement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,
/s/ Hunton & Williams LLP